Endeavour Silver Releases 2016 Annual Review and Sustainability Report

VANCOUVER, BC -- (Marketwired - June 20, 2017) - Endeavour Silver Corp. (TSX: EDR) (NYSE: EXK) announces the release of its 2016 Annual Review and Sustainability Report entitled "Sustainability and Growth". This marks the fifth consecutive year the company has reported on its sustainability initiatives, including the last four under the GRI G4 sustainability reporting framework.

Highlights include:

--  Health and Safety: Achieved a 6.6% decrease in reportable injury frequency rate; hired a new Regional Health and Safety Manager to oversee coordinators at each mine
--  Economic: Distributed $140 million in economic value in Mexico
    (including $40 million in employee wages and benefits, and $17 million in taxes)
--  Employees: Invested in more than 68,000 training hours for 1,600 full-
    time employees in Mexico, and 5,600 hours of on-the-job mine training for new employees at Terronera
--  Environment: Invested $1.5 million in environmental initiatives; reduced energy consumption by 5%, and planted 34,500 trees
--  Community: Identified potential strategic community investment projects near each mine; invested in community infrastructure projects and local cultural, environmental, sports, health and education projects
--  Recognition: Received the Socially Responsible Company award from CEMEFI
    (the Mexican Center for Philanthropy) and the Alliance for Social
    Responsibility for all three mines

At the corporate level, Endeavour also actively supports several charitable foundations. For example, in 2017, Endeavour and its employees donated C$35,390 to the BC Children's Hospital Mining for Miracles campaign in Vancouver, in addition to several other worthy charitable causes. Since becoming involved with Mining for Miracles in 2007, the company and its employees have donated a total of C$445,000.

Endeavour CEO Bradford Cooke commented: "Our commitment to sustainability has been a key part of our corporate culture since we acquired our first mine in 2004. It is a key to building any successful mining enterprise. Creating benefits for all stakeholders will be even more important going forward as we build new mines to fuel the next phase of our organic growth.

"The 2016 Annual Review and Sustainability Report reflects our commitment to fully disclose the impacts of our activities and the results of our sustainability programs. We welcome your feedback on this year's report and our sustainability performance."

Endeavour's 2016 Annual Review and Sustainability Report can be viewed here, and a printed copy of the summary brochure can be requested by emailing info@edrsilver.com.

About Endeavour - Endeavour Silver is a mid-tier precious metals mining company that owns three high grade, underground, silver-gold mines in Mexico. Since start-up in 2004, Endeavour has grown its mining operations organically to produce 9.7 million ounces of silver and equivalents in 2016. We find, build and operate quality silver mines in a sustainable way to create real value for all stakeholders. Endeavour Silver's shares trade on the TSX (EDR) and the NYSE (EXK).

Contact Information - For more information, please contact:
Meghan Brown, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com